Exhibit 21.1

SUBSIDIARIES OF STAMFORD INDUSTRIAL GROUP, INC.

Company	Jurisdiction Of Formation (type of entity if other than corporation)
Concord Steel, Inc.	Delaware
CRC Wilmington Acquisition, LLC	Delaware (Limited Liability Company)
1451 Buena Vista Avenue, LLC	Delaware (Limited Liability Company)